P.O. Box 2600Valley Forge, PA 19482tiina_vaisanen@vanguard.com

November 29, 2023 Lisa N. Larkin, Esq. U.S. Securities & Exchange Commission	via electronic filing
100 F Street, N.E.
Washington, DC 20549

Re: Vanguard Malvern Funds (The “Trust”)

File No. 33-23444

Post-Effective Amendment No. 91 – Vanguard Core Bond ETF and Vanguard Core-Plus Bond ETF

Dear Ms. Larkin,

This letter responds to your comments provided on November 9, 2023, to the above referenced post-effective amendment that was filed with the Commission on September 22, 2023.  In this letter, Vanguard Core Bond ETF and Vanguard Core-Plus Bond ETF, each a series of the Trust, will be referred to as the “Fund”, or collectively, the “Funds”.

Vanguard Core Bond ETF Prospectus:

Comment 1:	Principal Investment Strategies
Comment:

The Fund’s investment strategy states “In general, bonds purchased by the Fund will have a maturity of 9 days or more at the time of their issuance.” Please confirm the reference to a 9-day maturity is correct.

Response:                         We have revised the strategy to reference a maturity of 90 days or more.

Comment 2:	Principal Investment Strategies
Comment:

The prospectus indicates that “the Fund’s dollar-weighted average maturity will normally range between 4 and 12 years, and may either be longer or shorter under certain market conditions.” Please provide more detail on what those market conditions would be given that this range is 8 years.

Response:                         The disclosure has been revised accordingly.

Comment 3:	Principal Investment Strategies
Comment:

The prospectus states that “[s]ince the Fund will have holdings in asset-backed, mortgage-backed, and similar securities, the Fund’s weighted average maturity may be approximate to the weighted average maturity of the cash flows in the securities held by the Fund, given certain prepayment assumptions. This is also known as weighted average life.” Please consider revising this statement to be in plain English.
Response:	The disclosure has been revised.
Comment 4:	Principal Investment Strategies
Comment:

In the third paragraph regarding the quality of the bonds held by the Fund, please consider clarifying what is considered an investment-grade bond and what is considered a non-investment grade bond (or “junk bond”).

Response:	The disclosure has been revised accordingly.
Comment 5:	Principal Risks
Comment:

The disclosure states that “[i]n general, credit risk should be relatively low for the Fund because it invests primarily in bonds that are considered to be of high quality.” Please confirm the accuracy of this statement, and consider revising the disclosure to incorporate the Fund’s ability to invest in “medium quality” bonds or “investment grade” bonds in general.

Response:	The disclosure has been revised by removing the referenced sentence.
Comment 6:	Principal Risks
Comment:	If the Derivatives Risk described in the prospectus is considered a principal risk, please add corresponding strategy disclosure. If the risk is not considered a principal risk, please remove it.
Response:	The principal investment strategy disclosure has been revised accordingly.
Comment 7:	Principal Risks
Comment:	Please consider adding a Counterparty Risk to the Fund’s disclosure if applicable.
Response:	The disclosure has been revised accordingly.
Comment 8:	Market Exposure
Comment:

The disclosure states that “[t]o a limited extent, the Fund is subject to event risk…” Event Risk was not mentioned in the Fund’s principal investment risks. If this is considered a principal risk, please add it to the summary.

Response:	We confirm Event Risk is not considered a principal risk for this Fund.
Comment 9:	Market Exposure
Comment:	The disclosure states that “Bonds are issued (sold) by many sources: Corporations issue corporate bonds’ the federal government issues…”. Was the apostrophe intended to be a semicolon?
Response:	The disclosure has been revised accordingly.
Comment 10:	Security Selection
Comment:

Vanguard’s Investment Strategy Group and Senior Investment Committee are both capitalized in the Security Selection section but have not been previously defined in the Fund’s prospectus. Please consider defining these terms.

Response:

We respectfully acknowledge the comment. Vanguard’s Investment Strategy Group and Senior Investment Committee are capitalized because they are considered proper nouns and therefore we do not believed they need to be defined.

Comment 11:	Security Selection
Comment:	The disclosure states that “[c]orporate bonds are IOUs issued by businesses…” Please consider defining what “IOU” means.

Response:The disclosure has been revised.

Comment 12:	Security Selection
Comment:	If the risks associated with investing in futures, options and other derivatives are considered principal risks, please add applicable disclosure to the summary.
Response:	We believe the revised Principal Investment Strategy and existing Derivatives Risk disclosures in the summary are appropriate for this Fund’s strategy.

Comment 13:	Security Selection
Comment:	If the risk associated with investing in preferred stocks is considered a principal risk, please add applicable disclosure to the summary.
Response:	We confirm that investing in preferred stocks is not considered a principal risk of this Fund.

Comment 14:	Security Selection
Comment:

The disclosure states that “the [F]und may invest a small portion in futures and/or shares of ETFs…” The Staff notes that the Fund investing in futures has already been noted earlier in the prospectus. Please consider removing reference to futures in this section. In addition, if the Fund investing in ETFs is considered a principal strategy, please add applicable disclosure to the summary.

Response:	The disclosure has been revised to remove the reference to futures. We confirm that investing in ETFs is not considered a part of the Fund’s principal investment strategy.

Vanguard Core-Plus Bond ETF Prospectus:

Comment 15:	Prospectus
Comment:	Please consider incorporating any applicable comments for the Vanguard Core Bond ETF prospectus to the disclosure for the Vanguard Core-Plus Bond ETF.

Response:We acknowledge this comment and have revised the disclosure accordingly.

Comment 16:	Principal Investment Strategies
Comment:	Please consider including disclosure regarding the Fund’s dollar-weighted average maturity similar to that in the Vanguard Core Bond ETF prospectus.

Response:The disclosure has been revised accordingly.

Comment 17:	Principal Investment Strategies
Comment:

It appears that the Fund will invest significantly in junk bonds, e.g., CMOs, particularly lower rated tranches, and private MBS and/or bank loans. Given the liquidity profile of these investments, please explain how the Fund determined that its investment strategy is appropriate for the open-end structure. Your response should include information concerning the relevant factors referenced in the release adopting Rule 22e-4 under the Investment Company Act of 1940. Your response may also include general market data on the types of investments the Fund intends to hold. See Investment Company Liquidity Risk Management Programs (ICA Release No. 32315, Oct 13, 2016, pp. 154-55.)

Response:

The Fund invests mainly in investment grade rated bonds, which include fixed income securities such as corporate bonds; U.S. Treasury obligations and other U.S. government and agency securities; and asset-backed, mortgage-backed, and mortgage-related securities. The reference to a limit of 35% in non-investment grade bonds is intended to disclose the credit quality parameter range for the Fund’s investable universe to help investors understand the degree to which the Fund can seek opportunities in below investment grade rated securities when market conditions and opportunities arise.

As an open-end fund, the Fund considers the liquidity of such bonds in managing liquidity risk. As part of this assessment, the Fund adheres to the requirements of Rule 22e-4, including the limitations around concentration of ownership of “illiquid” assets. We have in place a robust liquidity risk management program and related policies and procedures that provide for assessing the liquidity of fixed income securities and which includes procedures for monitoring compliance with the 15% restriction relating to illiquid securities. As a general matter, we do not believe that a non-investment-grade credit rating automatically confers “illiquid” status on fixed income securities, but rather is one factor to consider in assessing liquidity.

Comment 18:	Principal Risks
Comment:

The introductory disclosure states that “[investors] should expect the Fund’s share price and total return to fluctuate within a wide range.” Please consider making this statement a risk if appropriate.

Response:

We have reviewed the disclosure and believe that this statement is appropriately placed in the introductory paragraph of the “Principal Risks” section. We note that reasons why the Fund’s “share price and total return [may] fluctuate within a wide range” are addressed throughout the “Principal Risks” section. For additional clarity, we have added the following statement in bold at the end of the “Principal Risks” section for this Fund: “Because of the speculative nature of junk bonds, you should carefully consider the risks associated with this Fund before you purchase shares.”

Comment 19:	Market Exposure
Comment:	In the paragraph that discusses investing in foreign securities, please consider identifying the European Monetary Union countries.

Response:The disclosure has been revised accordingly.

Comment 20:	Other Investment Policies and Risks
Comment:

The disclosure states that the “Fund may also hold other types of securities, such as various types of warrants, including, but not limited to warrants linked to countries’ economic performance or commodity prices.” If this is considered a principal strategy of the Fund, please add corresponding disclosure to the summary.

Response:	We confirm investing in warrants is not considered a part of the Fund’s principal investment strategy.

Part C:

Comment 21:	Legal Opinion
Comment:	The Part C states that the Legal Opinion is “Not Applicable”. Please explain why the legal opinion is not applicable for these new Funds.
Response:

A legal opinion was filed with the Trust’s initial registration filing and consistent with Delaware law, the representations in the Trust’s initial legal opinion are evergreen and applicable to each series, including the Funds, offered by the Trust.

Please contact me at tiina_vaisanen@vanguard.com with any questions or comments regarding the above responses.

Sincerely,

/s/ Tiina Vaisanen

Assistant General Counsel

Tiina Vaisanen

The Vanguard Group, Inc.

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